ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA KIMBERLY L. RUDGE, ESQ STUART REED, ESQ MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

November 26, 2019

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 004, LLC Offering Statement on Form 1-A Filed October 21, 2019 File No. 024-11099

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 004, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on October 21, 2019 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the original Form 1-A filed on October 21, 2019. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott W. Lynn dated November 20, 2019. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Plan of Distribution

Offering Period and Expiration Date, page 32

Comment:

1. Please revise your disclosure in this section to state that the Offering Circular on Form 1- A for Masterworks.002 has been qualified.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission November 26, 2019 Page 2

Response:

The Company has revised the disclosure in the Form 1-A to clarify that the offering by Masterworks 003, LLC has been completed and the Offering Circular on Form 1-A for Masterworks 002, LLC was qualified by the SEC on November 4, 2019.

Description of Business

Acquisition of the Painting , page 39

Comment:

2. We note your disclosure that Masterworks has agreed to purchase the Painting at a public auction held by Christie’s International PLC, on October 4, 2019, “but the sale has not yet closed.” Please file the purchase agreement with Christie’s International and disclose any material terms regarding the purchase agreement. In this regard, it appear that Exhibit 6.3 includes general terms and conditions of sale for Christie’s, but does not include the purchase agreement. We also note that Exhibit 6.3 states that “payment is due no later than by the end of the seventh calendar day following the date of the auction,” and that purchased property must be collected within thirty days from the auction, suggesting the purchase should have already been closed given the auction date of October 4, 2019. Please advise.

As a related matter, please also revise your statement that “[t]he acquisition of the Painting from Christie’s will occur concurrently with the closing of this offering,” as it appears that the purchase of the Painting from Christie’s has to occur by January 2, 2020, but the offering may close after such date if it is not fully subscribed. In this regard, we note your disclosure that “[i]f this Offering is fully subscribed prior to January 2, 2020, $989,723 of the proceeds of this Offering will be used as consideration for the acquisition of the Painting from Christie’s...[i]f this Offering is not fully subscribed prior to January 2, 2020...Masterworks will advance us all of the funds required to acquire the Painting.”

Response:

The purchase of the Painting by the Company will be governed by the general terms and conditions applicable to Christie’s London which were previously filed as Exhibit 6.3, with the exception that the terms of payment were extended to ninety days from the date of the auction, or January 2, 2020, as reflected in the Offering Circular. It is relatively common for auction houses to agree with purchasers, particularly purchasers who generate significant purchasing volume, to extend the terms of payment for up to 90 days. In response to the Staff’s comment, the Company has re-filed Exhibit 6.3, which now includes (i) the bid form pursuant to which Masterworks acquired the Painting (which references and incorporates the general terms and conditions), (ii) the general terms and conditions previously filed and (iii) a letter from Christie’s memorializing the extension of the payment terms to ninety (90) days from the date of the auction. The Company has also added disclosure on pages 5 and 39 of the Offering Circular included in Amendment No. 1 to describe the existence of a limited warranty of authenticity, which may be deemed a material term of the purchase arrangement with Christie’s.

The Company has revised the disclosure noted by the Staff to clearly indicate that the acquisition of the Painting will occur on the earlier of (i) the closing of the Offering and (ii) January 2, 2020.

Comment:

Critical Accounting Policies and Estimates, page 49

3. We note your disclosure that following the closing of the Offering, title to the Painting will be contributed to a segregated portfolio of Masterworks Cayman in exchange for shares of that segregated portfolio. We also understand the Painting will be the only asset of the segregated portfolio and you will be the only shareholder of that segregated portfolio. Please tell us and disclose how you intend to account for your shares in this segregated portfolio of Masterworks Cayman as well as the basis in GAAP for your accounting.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission November 26, 2019 Page 3

Response:

The Company has revised the disclosure on Amendment No. 1 to indicate that in accordance with ASC 810-10, the Company intends to consolidate the Masterworks Cayman segregated portfolio it owns (the “004 Portfolio”) as if it were a separate legal entity and not consolidate any other segregated portfolio of Masterworks Cayman. The Company has concluded that the 004 Portfolio meets all three conditions of the definition of a legal entity under ASC 810-10, amended for ASU 2015-02. The Company has further concluded that none of the conditions to treat the 004 Portfolio as a variable interest entity, or VIE, under ASC 810-10-15-14 exist and, therefore, consolidation of the 004 Portfolio pursuant to ASC 810-10-15-1 is deemed to be appropriate.

Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

4. We note your explanation as to why your audited financial statements are omitted from the filing. In light of your reliance on the Administrator to maintain sufficient capital resources to pay your fees, costs and expenses and your disclosure that the administrator’s capital resources and sources of liquidity will be relied upon by your auditors in determining your likely ability to continue as a going concern, please tell us your consideration of whether the financial statements of the Administrator should be included in your offering circular as well as in your future periodic filings (along with your audited financial statements) for an adequate presentation of your financial condition.

Response:

As a starting point, the Company believes it’s worthwhile to recount the background of the issue raised by the Staff’s comment, with the acknowledgement and understanding that the Staff is not bound by prior correspondence. In that regard, the Company notes to the Staff that this topic was originally referenced in a letter to the Staff dated November 21, 2018 issued by Masterworks 001, LLC in response to a Staff Comment with respect to whether Masterworks Administrative Services, LLC should be deemed a co-issuer. An excerpt of that response is copied below:

“The Company also considered the guidance in Section 2710 of the Division of Corporate Finance’s Financial Reporting Manual prior to the initial filing of the Form 1-A … Irrespective of whether the relationship between the Administrator and the Company is technically deemed to be a “credit enhancement,” the Company is materially dependent on the Administrator to fund administrative costs since it lacks a source of cash flow and therefore the rationale expressed in Section 2710 is relevant to the Company. It is for this reason that the liquidity of the Administrator is discussed in the liquidity discussion of Management’s Discussion and Analysis of Financial Condition and Results of Operations and, as noted in Footnote 3 to the Company’s Balance Sheet, the Administrator is required to report to the Company on a semi-annual basis its current and total assets, current and total liabilities and total equity and the Company intends to include such information in its ongoing SEC filings. The Company believes that this appropriately addresses the guidance in Section 2710.”

In response to the forgoing response, in a letter dated December 21, 2018, the Staff issued Masterworks 001, LLC the following comment:

We note that you acknowledged in your response that your Administrator is required to provide financial information to you and your investors. Tell us what consideration you have given to providing this financial information in your Offering Circular.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission November 26, 2019 Page 4

To which Masterworks 001, LLC, responded as follows in a letter dated January 7, 2019:

Prior to the initial confidential submission of the Form 1-A, the Company carefully considered how best to convey the relevant financial information of the Administrator. The Company determined that the most material information for potential investors in the offering would be information that enables them to assess whether the assets of the Administrator would be sufficient to fund ongoing requirements to administer the Painting and the Company for the duration of the administrative services agreement. Given the uncertain timing of the offering due in part to the SEC qualification process, the fact that the Administrator is newly organized and was not yet funded at the time of the initial filing, the fact that the Administrator’s net assets fluctuate constantly and the fact that a single individual (Scott Lynn) controls the Administrator and its capital resources, the Company determined that rather than providing balance sheet data as of a specific date, the most relevant information for investors would be to disclose that as of the time of SEC qualification and the closing, the Administrator will be funded with approximately $100,000 in cash and will have no third-party liabilities, commitments or obligations, which has been included in every submission and filing of the Offering Circular and currently appears on page 57 of the Offering Circular included in Amendment No. 5. In addition, the administrative services agreement contains a covenant that the Administrator is required to continuously maintain cash reserves on hand sufficient to pay at least one-year of estimated expenses to satisfy its obligations to fund the operations of the Company until the sale of the Painting. This covenant, which has also been included in every submission and filing of the Offering Circular is set forth in Section 3(c) of the administrative services agreement and is disclosed in the Risk Factor captioned “We are totally reliant on the Administrator to maintain sufficient capital resources to pay our fees, costs and expenses” on page 22 of the Offering Circular. The Company has added this disclosure to “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Liquidity and Capital Resources of the Administrator” on page 57 of the Offering Circular included in Amendment No. 5.”

With that backdrop in mind, in light of the Staff’s comment and in light of the fact that the Administrator is now conducting operations, the Company has included additional balance sheet information for the Administrator as of September 30, 2019 in Amendment No. 1. Such disclosure is consistent with the covenant included in Section 9(b) of the Administrative Services Agreement which requires the Administrator to provide the Company with such information and is consistent with the approach the Company plans to take in its ongoing annual and semi-annual reports to be filed with the SEC. Lastly, the Company does not believe additional financial information, such as statement of operations data or cash flow information would be meaningful to investors and such information would be confusing since it incorporates a variety of operations that do not relate to the Company or the activities conducted by the Administrator pursuant to the administrative services agreement.

If the Staff has any further comments regarding the form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Scott M. Anderegg/ U.S. Securities and Exchange Commission
Jennifer López-Molina/U.S. Securities and Exchange Commission
Robyn Manuel/ U.S. Securities and Exchange Commission Bill Thompson/ U.S. Securities and Exchange Commission Joshua B. Goldstein/Masterworks 004, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC

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